Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Chubb Limited (CB)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chubb Limited (CB)
Vote Yes: Item #14 – Shareholder Proposal on Paris Aligned Goals

Annual Meeting: May 19, 2022

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Chubb issue a report, at reasonable cost and omitting proprietary information, addressing whether and how it intends to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities, in alignment with the Paris Agreement’s 1.5°C goal, requiring net zero emissions.

SUPPORTING STATEMENT: Shareholders recommend the report disclose, at board discretion:

•	Whether Chubb[1] will begin measuring and disclosing the emissions associated with the full range of its operations and by when, and

•	Whether Chubb will set a Paris aligned, net zero target, for its full range of emissions and on what timeline.

SUMMARY

The most recent IPCC report underscores that climate emissions and climate related risk continue to grow.2 A warming climate poses a major risk to the stability of the U.S. financial system.3 2021 was the second-most costly year on record for the world’s insurers according to Munich Re, with insured losses totaling approximately $120 billion from natural catastrophe. The U.S., ravaged by tornadoes, Hurricane Ida, and freezes in Texas, accounted for an unusually large portion of those losses.4

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1 Proponent notes that the Proposal contained an error in the Supporting Statement in naming Travelers rather than Chubb. Proponent clarifies that the information requested in the Proposal’s Supporting Statement is indeed intended for Chubb.

2 https://www.iea.org/news/global-co2-emissions-rebounded-to-their-highest-level-in-history-in-2021

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20

Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf p.1

4 https://money.usnews.com/investing/news/articles/2022-01-10/natural-disasters-cost-insurers-120-billion-in-2021-munich-re-says

2022 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

Emissions facilitated by underwriting and investing in high carbon activities and companies adds to the global inventory of emissions, creating a concerning cycle that increases risk and costs to insurance companies. The insurance industry faces climate-related liabilities on two fronts: investment risk on the asset side of the balance sheet and underwriting risk, particularly in property and casualty lines, on the liability side.5 Yet, in 2019, the U.S. insurance industry invested $582 billion in fossil fuel related activities, an increase from $519 billion in 2018.6

Chubb Limited (“Chubb”) remains highly exposed to carbon emissions-intensive industries like oil, gas, coal, and utilities. Chubb is a leading insurer and investor in fossil fuels, and thus has responsibility for significant Scope 3 financed and insured emissions that it has not disclosed, nor set targets to reduce.

Investors seek greater transparency from Chubb on its emissions and climate strategy related to underwriting and investment activities. Without Chubb measuring and disclosing its financed emissions, investors cannot fully understand the climate exposure their company faces, especially in relation to other companies. Additionally, the lack of a plan from Chubb on reducing such emissions indicates to investors that it may not be fully acknowledging the risks associated with climate change and its contribution to that risk.

Chubb currently lacks targets and a clear plan to reduce the GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5 degree Celsius goal. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Chubb’s underwriting and investment in carbon-intensive activities increases risk to Chubb, the global climate, and investor portfolios.

2.	Chubb does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5[o] goal.

3.	Chubb compares poorly to peers in addressing the climate impact of its underwriting, insuring and investment activities.

DISCUSSION

1.	Chubb’s underwriting and investment in carbon-intensive activities increases risk to Chubb, the global climate, and investor portfolios.

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5 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

6 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

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2022 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

Chubb faces risk from the escalating effects of climate change. The company’s pretax catastrophe losses amounted to $1.15 billion in the third quarter of 2021, with $806 million of that figure attributable to Hurricane Ida.7 This follows a larger global trend: insured losses from natural disasters reached $42 billion in the first six months of 2021, a ten-year high.8

Chubb’s underwriting and investment decisions contribute to this impact by enabling carbon intensive projects and companies. According to an Insure Our Future report on insurers’ exposure to the oil and gas sector, Chubb is one of the top providers of coverage to the oil and gas industry, surpassing peers such as The Hartford and AXA.9 Additionally, Chubb’s bondholding and shareholding in coal alone amounts to $195 million.10

McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and develop a plan to shift significant portions of their portfolios to help facilitate a sustainable, decarbonized economy.11 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.12

In the United States, pressure is being placed on insurers to account for their climate intensive activities. In September 2020, a group of 60 businesses wrote to U.S. insurance companies asking them to drop investments in fossil fuels to avoid worsening impacts of global climate change.13 In March 2021, U.S. Senators wrote to top insurance companies, including Chubb, asking if their fossil fuel underwriting and investment policies are consistent with its broader commitments to sustainability.14 States are also taking action. For instance, Connecticut passed a law requiring the state insurance regulator to include emission reduction targets into its review of insurers and the potential risks they face, highlighting the increased attention government is focusing on the insurance industry’s climate responsibility.15

Investors as well are increasingly concerned about the insurance sector’s exposure to climate-related impacts and risks. As one example, in April 2020, New York City Comptroller Scott Stringer, sent letters to insurance companies raising concern over the company’s continued underwriting of coal projects and companies.16

2.	Chubb does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment activities in alignment with the Paris Agreement’s 1.5[o] goal.

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7 https://www.reinsurancene.ws/chubb-sees-q3-net-income-rise-54-despite-1bn-of-catastrophe-losses/

8 https://www.weforum.org/agenda/2021/07/natural-disasters-cost-economic-insurance-2021-extreme-weather-floods-polar-vortex/

9 https://insureourfuture.co/wp-content/uploads/2020/06/InsureOurFuture-Oil-and-Gas-Insuance-Briefing-0620.pdf p.6

10 https://www.coalexit.org/investor/chubb

11 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

12 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

13 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/businesses-call-on-us-insurers-to-join-global-trend-of-ditching-fossil-fuels-60386527

14 https://us.insure-our-future.com/2021-3-25-senators-whitehouse-warren-merkley-and-van-hollen-call-on-us-insurance-companies-to-act-on-climate-change/

15 https://www.businessinsurance.com/article/20210617/NEWS06/912342605/Connecticut-bill-calls-for-regulation-of-insurers%E2%80%99-climate-risks

16 https://us.insure-our-future.com/2020-4-24-nyc-pension-funds-demand-insurance-giants-sever-ties-to-coal-industry-1/

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2022 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

Shareholders continue to be concerned over the lack of transparency Chubb has shown with regard to disclosing and reducing the full range of its GHG emissions, including the emissions related to its underwriting and investment activities. The emissions associated with insurers’ underwriting and investment activities, often called “financed emissions,” generally constitute approximately 97% of total emissions, highlighting the likely scale of Chubb’s Scope 3 financed emissions.17

The United Nations Environment Program Finance Initiative (UNEP FI) states that financial institutions must set a benchmark for credible net zero commitments, including Scope 3 emissions; it further underscores that “addressing emissions associated with financial institutions’ underlying portfolio exposures (companies, projects, etc.) is a top priority.18 Chubb has not assessed or disclosed the emissions associated with its underwriting or investment activities, leaving both the company and investors with insufficient knowledge of the climate intensity of the company’s underwriting and investment portfolios. This makes it difficult for the company to effectively address such emissions.

The U.S. Securities and Exchange Commission recently released a proposed rule to enhance and standardize climate-related financial disclosures for investors. The proposed rule requires companies to disclose their greenhouse gas emissions, including material Scope 3 emissions. Given that the bulk of Chubb’s emissions are in its Scope 3 financed emissions, Chubb must begin planning for how it will measure and disclose such emissions, and along what timelines.19

The Partnership for Carbon Accounting Financials’ global greenhouse gas accounting and reporting standard for the financial industry is intended to be used by insurance companies for calculating the emissions associated with their investments.20 In September 2021, Liberty Mutual became the first U.S. insurer to sign on to PCAF.21 Work is currently underway by PCAF to establish a formal methodology for better measuring emissions associated with underwriting activities. These examples highlight that leaders in the insurance industry are actively working to measure and disclose their insured emissions.

Currently, Chubb discloses, and has set a goal to achieve carbon neutrality for only its Scope 1 and 2 operational emissions through a combination of renewable energy and carbon offset purchases.22 While a minimal step in the right direction, its Scope 1 and 2 emissions constitute a very small percentage of its overall climate change emissions. By failing wholesale to address the most material segment of the company’s greenhouse gas contributions – its financed emissions – it cannot be considered to be Paris aligned. Moreover, Chubb’s reliance on offsets is problematic. The CA100+ investor developed benchmark, the Science Based Targets Initiative (“SBTi”),23 and the Net Zero Insurance Alliance24 all hold that offsets are not an appropriate way to meet decarbonization goals, except in limited instances. Instead, companies must focus on directly reducing their Scope 1-3 emissions.

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17 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p.7

18 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf p.7

19 https://www.sec.gov/news/press-release/2022-46

20 https://carbonaccountingfinancials.com/files/downloads/PCAF-Global-GHG-Standard.pdf p.16

21 https://www.prnewswire.com/news-releases/liberty-mutual-insurance-commits-to-50-reduction-of-scope-1-and-2-global-emissions-by-2030-301375345.html

22 https://www.chubb.com/content/dam/chubb-sites/chubb-com/us-en/about-chubb/environment/doc/Chubb_2021_Climate-Related_Financial_Disclosure_and_Environmental_Report.pdf p.5

23 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard.pdf p.10

24 https://www.unepfi.org/psi/wp-content/uploads/2021/07/NZIA-launch-press-release.pdf

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2022 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

3.	Chubb compares poorly to peers in addressing the climate impact of its insuring activities.

Chubb is quickly becoming a laggard in comparison to its peers as the global insurance sector gains momentum toward the net zero transition. Chubb has not set emission reduction targets for its underwriting and investment activities. Further, Chubb scored in the bottom half in a survey of the 30 largest global insurers, due largely to its lack of restrictions on fossil fuel underwriting and investments.25

Comparatively, the global insurance and financial community is beginning to embrace net zero commitments. Members of the Net Zero Insurance Alliance (NZIA) have made an overarching commitment to reach net zero emissions from their insurance and reinsurance underwriting portfolios by 2050.26 The NZIA currently has 22 members, seven of which are in the top 30 largest global insurers by market cap.27

In March 2021, American International Group (AIG) committed to achieving net zero greenhouse gas emissions across its global underwriting and investments portfolios by 2050, or sooner. This includes a commitment to using science-based emission reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement, and commitments to prohibit and phase out a range of coal, oil sand, and Arctic investment and underwriting activities.28 Recently, The Hartford also announced a goal to achieve net zero emissions “for its full range of businesses and operations” by 2050.29

Lloyd’s, the world’s largest insurance marketplace, recently announced it is joining the UN-convened Net Zero Insurance Alliance (NZIA), further affirming its commitment to cross-industry collaboration to mitigate and manage the impacts of climate change and support the speed of the transition to net zero.30, 31

RESPONSE TO CHUBB BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Chubb states that its TCFD report fully responds to the request of this Proposal. While Chubb does discuss its emission reduction goals for its Scope 1 and 2 emissions, it lacks information on its financed and insured emissions, thus missing the central question of this Proposal. Moreover, even Chubb’s existing reduction target — a 40% reduction in operational emissions by 2035, misses the mark of the 50% reduction necessary by 2030 to be considered aligned with Paris goals in the near term.32

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25 https://insure-our-future.com/scorecard

26 https://www.unepfi.org/net-zero-insurance/

27 https://companiesmarketcap.com/insurance/largest-insurance-companies-by-market-cap/

28 https://aig.gcs-web.com/node/53226/pdf

29 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-

Operations-By-2050/default.aspx

30 https://www.unepfi.org/net-zero-insurance/

31 https://www.lloyds.com/about-lloyds/media-centre/press-releases/lloyds-joins-the-net-zero-insurance-alliance-and-becomes-part-of-the-glasgow-financial-alliance-for-net-zero

32https://www.chubb.com/content/dam/chubb-sites/chubb-com/us-en/about-chubb/environment/doc/Chubb_2021_Climate-Related_Financial_Disclosure_and_Environmental_

Report.pdf p.4

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2022 Proxy Memo Chubb Limited | Shareholder Proposal on Paris Aligned Goals

The Company states, “Chubb announced its support for a global transition to a net zero economy by 2050 and we have acknowledged our responsibility to take action to support and encourage this transition . . . Our underwriting, risk engineering, investment, and philanthropic actions reflect this reality as Chubb seeks to accelerate the transition away from fossil fuels.” Unfortunately, Chubb does not specify the actions or quantify the reductions associated with these general categories. While Chubb does discuss its decision to exit certain coal transactions, a first step toward reducing its Scope 3 emissions, it lacks a comprehensive climate strategy tied to reducing the emissions associated with its full range of underwriting and investing activities. Chubb also leaves investors in the dark on whether it intends to bring climate into its underwriting and investment decisions, if at all, and whether it is acting to achieve greenhouse gas emissions reductions for those emissions aligned with the Paris Agreement’s 1.5 degree objectives.

Chubb says it “assesses each risk presented on an individual basis, including risks associated with climate change, and makes underwriting decisions accordingly,” but gives no indication if GHG emissions reductions fall into this risk assessment.

The Company states “the proposal should be rejected because it would be impossible for Chubb to undertake such a task . . . We are not aware of any method by which we could reasonably measure the GHG emissions of our insureds.” Chubb’s statement demonstrates an almost willful ignorance of the reality and responsibility of climate change. While the measurement of greenhouse gas emissions remains imperfect, a variety of measurement tools and models exist that our company could use to measure and/or estimate the largest sources of emissions associated with its underwriting and investment activities and prioritize greenhouse gas reductions in those areas. It could also require greenhouse gas emissions data from its high carbon clients as a condition of underwriting. It could join PCAF or the Net Zero Insurance Alliance, entities that are working on a more precise methodology for measuring and reporting emissions. Other insurers are already disclosing their Scope 3 greenhouse gas emissions and setting net zero targets, demonstrating that it is possible to do so. Banks have been on a similar learning curve in measuring their own financed emissions and setting 1.5 degree aligned net zero and interim greenhouse gas reduction goals for their financed emissions, demonstrating that measuring financed emissions for underlying company activity is possible.

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Chubb’s underwriting and investing activities are climate intensive, set clear goals to reduce its greenhouse gas emissions footprint in line with the Paris 1.5oC goal, and it is currently lagging peers on climate action. Chubb does not give shareholders full transparency on its climate footprint and lacks a roadmap for how it plans to transition successfully to a low carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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